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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K
             [X] Form 10-Q [_] Form N-SAR

              For Period Ended: March 31, 2002
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              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ______________________________

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             Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- REGISTRANT INFORMATION

Frederick Brewing Company
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Full Name of Registrant

4607 Wedgewood Boulevard
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Address of Principal Executive Office (Street and Number)

Frederick, Maryland 21703
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City, State and Zip Code


PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
                  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
                  following the prescribed due date; and
[_]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.
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Part III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         As disclosed in Frederick Brewing's previous annual and quarterly reports. Frederick Brewing Company has been suffering from a lack of adequate cash flow in order to properly satisfy its debts and obligations in a timely fashion. These financial difficulties continue to persist and management has been focusing substantially all of their efforts on evaluating these difficulties. Additionally, due to the Company's limited financial resources, Frederick Brewing has not been able to timely engage legal professionals to review the Form 10QSB. For the foregoing reasons, Frederick Brewing's Form 10QSB cannot be completed prior to the due date without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Patrick J. Leddy                  216            586-3939
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         (Name)                        (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes [X] No

The IXATA Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                               Frederick Brewing Company


Date: May 15, 2002             /s/ James H. Gehrig
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                               By James H. Gehrig, Chief Financial Officer